3-7-02

02019041

SECURITIE[S AND EXCHANGE COMM]ISSION

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RECEIVED MAR 0 1 2002 354

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52849

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/27/00 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliant Equity Investments LLC ~~B/D Solutions Consultant~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21550 Oxnard Street, Ste #1020
(No. and Street)

Woodland Hills, CA 91307
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Garrard, BD Solutions 404-303-8840
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name — *if individual, state last, first, middle name*)

355 South Grand Avenue, Ste #200, Los Angeles, CA 90071
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 6 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliant Equity Investments, LLC, as of 12/31/01, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Michael O Brown
Signature

Principal
Title

Allison S. Leclair
Notary Public

ALLISON S. LECLAIR
Comm. # 1209467
NOTARY PUBLIC - CALIFORNIA
Sacramento County
My Comm. Expires Jan. 30, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Member
Alliant Equity Investments, LLC:

We have audited the accompanying statement of financial condition of Alliant Equity Investments, LLC (the Company) (a wholly owned subsidiary of Alliant Asset Management Company, LLC) as of December 31, 2001, and the related statement of operations, member's capital, and cash flows for the period July 27, 2000 (inception) to December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliant Equity Investments, LLC as of December 31, 2001, and the results of its operations and its cash flows for the period July 27, 2000 (inception) to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 22, 2002

ALLIANT EQUITY INVESTMENTS, LLC
(A Wholly Owned Subsidiary of
Alliant Asset Management Company, LLC)

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents	$	12,085
Member's capital contribution receivable (note 3)		8,000
Total assets	$	20,085

Liabilities and Member's Capital

Liabilities:		
Accrued expenses	$	8,000
Member's capital		12,085
Total liabilities and member's capital	$	20,085

See accompanying notes to financial statements.

ALLIANT EQUITY INVESTMENTS, LLC
(A Wholly Owned Subsidiary of
Alliant Asset Management Company, LLC)

Statement of Operations

Period July 27, 2000 (inception) to December 31, 2001

Expenses:		
Professional fees	$	28,623
General and administrative		3,507
State taxes		1,600
Total expenses		33,730
Interest income		115
Net loss	$	(33,615)

See accompanying notes to financial statements.

ALLIANT EQUITY INVESTMENTS, LLC
(A Wholly Owned Subsidiary of
Alliant Asset Management Company, LLC)

Statement of Member's Capital

Period July 27, 2000 (inception) to December 31, 2001

Capital contributions	$	45,700
Net loss		(33,615)
Balance at December 31, 2001	$	12,085

See accompanying notes to financial statements.

ALLIANT EQUITY INVESTMENTS, LLC
(A Wholly Owned Subsidiary of
Alliant Asset Management Company, LLC)

Statement of Cash Flows

Period July 27, 2000 (inception) to December 31, 2001

Cash flows from operating activities:		
Net loss	$	(33,615)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in accrued expenses		8,000
Net cash used in operating activities		(25,615)
Cash flows from financing activities:		
Capital contributions from member		37,700
Net change in cash and cash equivalents, and ending cash and cash equivalents balance	$	12,085
Supplemental disclosure of cash flows information:		
State taxes paid	$	1,600

Supplemental disclosure of noncash financing activity:
A receivable has been recorded as of December 31, 2001 for a contribution of $8,000 from the Member (note 3).

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Alliant Equity Investments, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a California limited liability company formed on July 27, 2000 and is a wholly owned subsidiary of Alliant Asset Management Company, LLC (the Member). The Company has held no broker-dealer operations through December 31, 2001.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. There were no securities transactions from the period July 27, 2000 (inception) to December 31, 2001.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all short-term money market instruments, with maturities of three months or less at the date acquired, to be cash equivalents.

(b) Income Taxes

The Company operates as a limited liability company, which is treated as a disregarded entity for tax purposes and consequently is not subject to federal income taxes. For California tax purposes, the Company is subject to an annual fee based on gross income and minimum state franchise tax of $800 for each year. The Company has recorded $1,600 for state income taxes for the period July 27, 2000 (inception) through December 31, 2001. The Member is required to include the Company's income and expenses in its own tax returns.

(c) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(Continued)

(3) Member's Capital Contribution Receivable

The Company accrued a receivable as of December 31, 2001 for a capital contribution of $8,000 from the Member. Such contribution was received on February 22, 2002.

(4) Management Expense Sharing Agreement

The Company and the Member have entered into a Management Expense Sharing Agreement (the Agreement), whereby, many of the expenses of the Company will be paid by the Member. Additionally, under the Agreement, the Member will contribute additional capital to the Company in order for the Company to meet its regulatory requirements for maintaining net capital as defined in Rule 15c3-1. This additional capital shall be made available to the Company until sufficient revenues are generated by the Company to maintain the required net capital thresholds and pay operating expenses. Further, the Member has no recourse to the recapture or the collection of these capital contributions from the Company, and the Company has no obligation to repay these capital contributions to the Member or any other entity. Capital contributions recorded by the Company for the period July 27, 2000 (inception) to December 31, 2001 were $45,700. The Member did not incur any costs on behalf of the Company for the period July 27, 2000 (inception) through December 31, 2001.

(5) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the Rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2001, the Company had net capital, as defined, of $11,809, which was $6,809 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 1.17 to 1 as of December 31, 2001.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

(6) Related Party Transactions

The Company utilizes the services of an affiliate of an officer of the Company. During the period July 27, 2000 (inception) through December 31, 2001, the Company paid the affiliate approximately $19,900 for services rendered related to accounting and management.

Schedule 1

ALLIANT EQUITY INVESTMENTS, LLC

(A Wholly Owned Subsidiary of
Alliant Asset Management Company, LLC)

Computation of Net Capital
under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

The computation of net capital under Rule 15c3-1 as of December 31, 2001, computed by the Company on Form X-17A-5, Part II A, filed with the NASD, on January 16, 2002, does not differ materially from the following computation, which is based on the audited financial statements:

Total ownership equity qualified for net capital*	$	12,085
Deductions and/or charges:		
Nonqualifying assets		—
Fidelity bond deductible		—
		—
Net capital before charges on securities positions		12,085
Necessary charges on securities positions		276
Net capital		11,809
Minimum net capital required		5,000
Excess net capital	$	6,809
Total aggregate indebtedness included in statement of financial condition	$	8,000
Ratio of aggregate indebtedness to net capital		1.17 to 1

See accompanying independent auditors' report.

* Included in total ownership equity qualified for net capital is an $8,000 member capital contribution receivable that was collected by the Company on February 22, 2002.

KPMG

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Control Structure

The Member
Alliant Equity Investments, LLC:

In planning and performing our audit of the financial statements of Alliant Equity Investments, LLC (the Company), for the period July 27, 2000 (inception) to December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against

loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2002